Fireman B.V. Winzerlaer Str. 2 07745 Jena, Germany November 3, 2017

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Ms. Dorrie Yale Ms. Erin Jaskot

Re:	Fireman B.V. Registration Statement on Form F-1 Registration No. 333-220962

Dear Ms. Yale and Ms. Jaskot:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Daylight Time on November 7, 2017 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Sophia Hudson of Davis Polk & Wardwell LLP at (212) 450-4762 with any questions or comments with respect to this letter.

Sincerely,

FIREMAN B.V.

By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer

Via EDGAR

CC: Sophia Hudson, Davis Polk & Wardwell LLP